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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A


                        Under the Securities Act of 1934
                              (Amendment No. Two)*
                                             ---


                            Avondale Financial Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  054341 10 2
------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 054341102                 13G                    Page 2 of 8 Pages
            ---------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Avondale Financial Corp. Employee Stock Ownership Plan
      IRS I.D. No. 36-3895923

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OR GROUP*
                                                                (a) [_]
                                                                (b) [X]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois

 ------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            126,958**

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                          151,306**
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING             278,264**

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          -0-

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      278,264**

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [_]

-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.76%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      EP

------------------------------------------------------------------------------

** See Item 4

  CUSIP NO. 054341102                 13G                    Page 3 of 8 Pages
            ---------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON.
      S.S. OR I.R.S. IDENTIFICATION NUMBER. OF ABOVE PERSON

      First Bankers Trust Company, N.A.
      IRS I.D. No. 37-0622729

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OR GROUP*
                                                                (a) [_]
                                                                (b) [X]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

 ------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            126,958**

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                          151,306**
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING             278,264**

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          -0-

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      278,264**

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.76%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      BK

------------------------------------------------------------------------------

** See Item 4

Item 1 (a)  Name of Issuer:
            ---------------

            Avondale Financial Corp. (the "Corporation")

Item 1 (b)  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

            20 North Clark Street
            Chicago, Illinois  60602-4109

Item 2 (a)  Name of Persons Filing:
            -----------------------

            Avondale Financial Corp. Employee Stock Ownership Plan (the "ESOP").

            Pursuant to applicable regulations, First Bankers Trust Company, N.A. (the "Trustee"), the Trustee of the ESOP may also be deemed to be a "beneficial owner" of the shares held by the ESOP which have not been allocated to a specific participant account, as described below.

Item 2 (b)  Address of Principal Business Office:
            -------------------------------------

            The business address of the ESOP is:

            20 North Clark Street
            Chicago, Illinois  60602-4109

            The business address of the Trustee of the ESOP is:

            1201 Broadway
            Quincy, Illinois  62301-3566

Item 2 (c)  Citizenship:
            ------------

            The ESOP trust was established under the laws of the State of Illinois. The Trustee is a national bank incorporated under the laws of the United States.

Item 2 (d)  Title of Class of Securities:
            -----------------------------

            Common stock, par value $.01 per share.

Item 2 (e)  CUSIP Number:  054341 10 2
            ------------

Item 3 This statement is filed pursuant to the Rule 13d-1(b). The persons filing are an Employee Benefit Plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended, and the Trustee thereof.

Item 4     Ownership:
           ----------

           The ESOP holds an aggregate of 278,264 shares (8.76% of the outstanding shares of the class) of the Corporation. Of the 278,264 shares held, the ESOP has sole voting power with respect to 126,958 of such shares and sole dispositive power with respect to 278,264 shares. The ESOP has shared voting power with the participants with respect to the 151,306 shares which have been allocated to the accounts of individual participants.

           First Bankers Trust Company, N.A., the Trustee of the ESOP, may be deemed under applicable regulations to "beneficially" own the shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of the shares held by the ESOP. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Corporation Common Stock.

           Pursuant to Section 8.2 of Article VIII of the ESOP, participants in the ESOP are entitled to instruct the Trustee of the ESOP as to the voting of the shares allocated to their accounts. The Trustee is required to vote the shares held by the ESOP which have not been allocated to specific accounts on each issue with respect to which shareholders are entitled to vote in the proportion that the participants had voted the shares allocated to their accounts with respect to such issue. As of the date hereof, 151,306 shares had been allocated to the accounts of individual participants.

Item 5     Ownership of Five Percent or Less of a Class:
           ---------------------------------------------

           Not Applicable.

Item 6     Ownership of More Than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------

           The ESOP shares are held on behalf of the ESOP participants pursuant to the terms of the Avondale Financial Corp. Employee Stock Ownership Plan and Trust Agreement.

           Pursuant to Section 8.4 of Article VIII of the ESOP, dividends paid with respect to shares are allocated to participants' accounts in the ESOP as of the record date for the dividend payment and may be paid in cash to the participants, pursuant to the directions of the Board of Directors of the Corporation. Absent such direction by the Board of Directors, cash from the payment of dividends is retained in the accounts of participants or, to the extent permitted by law, may be used to repay the ESOP loan. The Trustee has the right to sell allocated shares held by the ESOP, the proceeds from which are allocated to the accounts of individual participants. The Trustee also may sell unallocated shares, to the extent such shares are not pledged to secure borrowed funds. With respect to unallocated shares, cash received from the sale of shares or payment of dividends is retained in the ESOP trust and may be used to purchase additional shares or to repay the ESOP loan.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on the Parent Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the Group:
           ----------------------------------------------------------

           Not Applicable.

Item 9     Notice of Dissolution of Group:
           -------------------------------

           Not Applicable.

Item 10    Certification:
           --------------

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:  After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 1998               AVONDALE FINANCIAL CORP.
      -------------               EMPLOYEE STOCK OWNERSHIP PLAN


                              By: /s/ Carmen Walch
                                  ----------------
                                  First Bankers Trust Company, N.A.,
                                  Trustee

                                  Name:  Carmen Walch
                                  Title: Trust Officer


Date: June 10, 1998           FIRST BANKERS TRUST COMPANY, N.A.
      -------------

                              By: /s/ Patricia Brink
                                  ------------------
                                  Name:  Patricia Brink
                                  Title: Cashier

June 10, 1998



Avondale Financial Corp.
Employee Stock Ownership Plan
20 North Clark Street
Chicago, Illinois  60602-4109

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST COMPANY, N.A.


By:  /s/ Patricia Brink
     ------------------
     Name:   Patricia Brink
     Title:  Cashier


AVONDALE FINANCIAL CORP.
 EMPLOYEE STOCK OWNERSHIP PLAN


By:  /s/ Carmen Walch
     ----------------
     First Bankers Trust Company, N.A.
     Trustee

     Name:   Carmen Walch
     Title:  Trust Officer